August 12, 2025

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, NE
Washington, D.C. 20549

Attention:	Brittany Ebbert
Kathleen Collins

Re:	MeridianLink, Inc.
Form 10-K for the Year Ended December 31, 2024
File No. 001-40680

Dear Ms. Ebbert and Ms. Collins:

MeridianLink, Inc. (the “Company” or “we”) submits this letter in response to the comments from the staff of the Division of Corporation Finance (the “Staff”), Office of Technology, of the U.S. Securities and Exchange Commission with respect to our Form 10-K filed on March 13, 2025 (the “Form 10-K”, as set forth in the Staff’s letter, dated July 30, 2025, addressed to Elias Olmeta (the “Comment Letter”).

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, the reproduced Staff comments from the Comment Letter are included and italicized below.

Form 10-K for the year ended December 31, 2024

Risk Factors
We have identified a material weakness in our internal control over financial reporting for the fiscal year ended December 31, 2024, page 42

1.Please tell us your consideration to disclose total costs incurred to date and any estimated costs expected to be incurred to remediate your material weakness, if material.

Response:

The Company respectfully advises the Staff that the Company has updated its risk factor, entitled “We have identified a material weakness in our internal control over financial reporting,” in the Form 10-Q for the quarter ended June 30, 2025 filed on August 11, 2025 (the “Q2 2025 Form 10-Q”) by adding the following disclosure to the end of the fourth paragraph under such risk factor:

“The Company has incurred expenses for services performed by third party consultants to remediate the material weakness of $2.1 million during the year ended December 31, 2024 and $2.2 million during the six months ended June 30, 2025.”

The Company will continue to include a line in its risk factor regarding total incurred costs, if material, in future filings. The Company currently expects, however, any additional future costs for remediation to be immaterial.

The Company also respectfully notes that the costs incurred with respect to remediation of the Company’s material weakness were reported in the reconciliation table of net (loss) income to adjusted EBITDA in the line item entitled “Expenses associated with material weakness remediation” on page 67 of the Form 10-K and the corresponding tables in the Company’s Form 10-Q for the quarter ended March 31, 2025 and the Q2 2025 Form 10-Q.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 52

2.We note you removed disclosure of your operating metrics, such as annual recurring revenue (ARR), net retention rate (NRR), total customer count and organic customer growth from your Form 10-K and Form 10-Q filings; however, you continue to provide this information in your quarterly investor presentations and Form 8-K filings. As it appears management still monitors and reviews these metrics, please tell us why you removed this disclosure or revise to include it in future filings. In this regard, we note from your risk factor on page 17, if the company fails to increase the number of customers or retain existing customers, your business may be harmed. Alternatively, tell us what other metrics management uses to monitor your ability to retain and grow your business, and revise to include a quantified discussion of such measures in future filings. Refer to SEC Release No. 33-10751.

Response:

With respect to the Company’s removal of certain operating metrics, such as annual recurring revenue (ARR), net retention rate (NRR), total customer count, and organic customer growth from our Form 10-K and Form 10-Q filings, the Company did an assessment at the point of removal and determined and currently believes the metrics are no longer necessary to an understanding of the Company’s financial condition, changes in financial condition, and results of operations. While these metrics were initially disclosed during the Company’s initial public offering (“IPO”), the Company subsequently determined that they do not enhance a reader’s understanding of the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The Company believes such metrics are not material and do not necessitate inclusion because: (1) the Company does not utilize these metrics internally to measure the performance of the business; (2) the Company does not believe investors place significant weight on the metrics in their evaluation of the Company’s ongoing financial condition as they are defined, calculated, and presented today; and (3) such metrics as currently presented are not comparable to those disclosed by peers, and therefore, the Company does not believe the utility of these metrics are helpful to investors for comparative purposes. With respect to total customer count, while the Company does refer to the general importance of adding and retaining customers in its Risk Factors, the Company does not believe that disclosing specific quantifiable customer and expansion metrics in its MD&A, particularly on a period-over-period basis, provides meaningful direction to investors, especially since a large part of its revenue comes from cross-selling to current customers. In addition, the only time any of these metrics has been discussed on an earnings call in the last year is in response to an analyst question and has not been included in management’s overview of its financial results. The Company respectfully notes that it supplementally discloses these metrics in investor presentation materials solely as an informational bridge to historical disclosure from the Company’s IPO for convenience. However, given the Company’s current business, management does not consider any of these metrics to be material to the Company or an understanding of its overall financial condition, changes in financial condition, and results of operations and does not use such indicators in managing its business.

The Company currently utilizes financial metrics already disclosed in our Form 10-K and Form 10-Q filings to monitor our ability to retain and grow our business, such as revenue, revenue growth, adjusted EBITDA, and cash flow from operations. If, in the future, the Company utilizes additional metrics with respect to the Company’s business, we will assess such metric’s materiality, ability to enhance an understanding of the Company’s financial condition and changes in financial condition and results of operations, and include quantitative discussion, as appropriate.

Comparison of the years ended December 31, 2024 and 2023, page 60

3.You state the increase in lending software solutions revenues was primarily due to higher revenue from new and existing customers. In addition, you state the increase in gross profit was primarily due to higher lending software solutions revenue and a decrease in third-party costs driven by lower data verification software solutions volumes, which was partially offset by lower data verification software solutions revenue, higher employee-related costs, and higher amortization of developed technology. Where a material change is attributed to two or more factors, including any offsetting factors, the contribution of each identified factor should be described in quantified terms. Accordingly, please revise to quantify the impact of factors affecting fluctuations in your revenue and gross profit. Additionally, refrain from using terms such as "primarily" in lieu of providing more specific quantitative disclosure. Refer to Item 303(b) of Regulation S-K, and your response to comment 10 in your January 26, 2021 letter.

Response:

The Company respectfully acknowledges the Staff’s comment. The Company will refrain from using terms such as “primarily” in lieu of providing more specific quantitative disclosure in future filings. In addition, the Company has quantified the impact of factors affecting fluctuations in our gross profit in the narrative portion of our Results of Operations in our Q2 2025 Form 10-Q as shown below, and confirms that we will provide conforming disclosure in future filings.

Narrative Disclosure to Gross Profit:

Gross profit increased $6.6 million, or 13%, for the three months ended June 30, 2025, compared to the same period in 2024. The increase was due to higher Lending Software Solutions revenue of $7.1 million, a decrease in third-party costs of $0.4 million, a decline in data center and other technology costs of $0.4 million, and lower amortization of $0.4 million. The increase was partially offset by lower Data Verification Software Solutions revenue of $1.2 million and higher employee-related costs of $0.5 million.

Gross profit increased $8.6 million, or 8%, for the six months ended June 30, 2025, compared to the same period in 2024. The increase was due to higher Lending Software Solutions revenue of $13.3 million, a decrease in third-party costs of $0.8 million, a decline in data center and other technology costs of $0.6 million, and lower amortization of $0.2 million. The increase was partially offset by lower Data Verification Software Solutions revenue of $3.7 million and higher employee-related costs of $2.6 million.

With respect to the request to quantify the impact of new and existing customers on the increase in revenue from our Lending Software Solutions, the Company respectfully advises the Staff that it is unable to reasonably quantify the impact on increased revenue from either new customers or existing customers due to limitations of the data the Company currently collects. However, the Company has modified the narrative portion of the revenue portion of our Results of Operations in our Q2 2025 Form 10-Q as shown below to give a general indication of the impact from new versus existing customers based on management’s best judgment and assessment even though such factors do not lend themselves to separate quantification.

Narrative Disclosure to Revenue:

Revenues increased for the three months ended June 30, 2025, compared to the same period in 2024, due to higher revenue of $7.1 million from our Lending Software Solutions from existing and new customers with a majority of the increase attributed to cross-selling to existing customers. The increase was partially offset by lower revenue of $1.2 million from our Data Verification Software Solutions driven by a large customer downsell and lower volumes in our mortgage-related revenues.

Revenues increased for the six months ended June 30, 2025, compared to the same period in 2024, due to higher revenue of $13.3 million from our Lending Software Solutions from existing and new customers with a majority of the increase attributed to cross-selling to existing customers. The increase was partially offset by lower revenue of $3.7 million from our Data Verification Software Solutions driven by a large customer downsell and lower volumes in our mortgage-related revenues.

Notes to Consolidated Financial Statements
Note 3 - Revenue Recognition, page 85

4.Please tell us your consideration to disclose any remaining performance obligations as of period end and an estimation of when you expect to recognize such amounts. In this regard, we note the initial term of contracts with customers is typically three years but may range from one to seven years. Refer to ASC 606-10-50-13.

Response:

The Company respectfully acknowledges the Staff’s comment and notes that the omission of such disclosure under ASC 606 is related to our material weakness. After remediation efforts are completed on the data that underlies the remaining performance obligations disclosure amount, the Company will make the disclosure.

Note 16 - Segment Information, page 110

5.We note your significant expenses labeled adjusted subscription and services, adjusted general and administrative, adjusted research and development and adjusted sales and marketing differ from similar expenses reported in the consolidated statement of operations. Please revise to clarify how each of these significant expenses is measured and describe the expenses excluded from each line item.

Response:

The Company respectfully acknowledges the Staff’s comment and will clarify the nature of the adjustments to “adjusted subscription and services,” “adjusted general and administrative,” “adjusted research and development,” and “adjusted sales and marketing” in future filings as we have in Note 13 in our Q2 2025 Form 10-Q through the addition of additional footnotes indicated below

Footnote to “Adjusted subscription and services,” “Adjusted research and development,” and “Adjusted sales and marketing”: Subscription and services, research and development, and sales and marketing in the condensed consolidated statements of operations, adjusted to exclude share-based compensation and employer payroll taxes on employee stock transactions.

Footnote to “Adjusted general and administrative”: General and administrative in the condensed consolidated statement of operations, adjusted to exclude share-based compensation, expenses associated with the Company’s public offering, employer payroll taxes on employee stock transactions, expenses related to material weakness remediation, expenses related to debt modification, litigation related charges not related to our core business, acquisition related costs, depreciation and amortization of intangible assets.

Footnote to “Other segment items”: Other segment items are the adjustments described in the notes above and restructuring related costs. It also includes interest income and other income, net.

If you should have any questions regarding the enclosed matters, please contact the undersigned at (714) 708-6950.

Sincerely,

/s/ Elias Olmeta
Elias Olmeta
Chief Financial Officer

cc:	Kayla Dailey, Esq., MeridianLink, Inc.
Joseph C. Theis, Jr., Esq., Goodwin Procter LLP
Bradley C. Weber, Esq., Goodwin Procter LLP
Natalie Martirossian, Esq., Goodwin Procter LLP